JACKSON®

JNL® SERIES TRUST

1 Corporate Way
Lansing, MI 48951
517/381-5500

December 17, 2018

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	JNL Series Trust
File Nos: 33-87244 and 811-8894

Dear Sir/Madam:

We are transmitting herewith for filing through EDGAR Post-Effective Amendment No. 163 to the Registration Statement under the Securities Act of 1933, as amended and Amendment No. 164 under the Investment Company Act of 1940, as amended for the above-referenced Registrant. This filing is being made pursuant to paragraph (a) of Rule 485.  This Amendment is being filed to reflect the following changes effective April 29, 2019:

1)
To change the investment strategy and Investment Sub-Adviser for the JNL/Franklin Templeton Founding Strategy Fund to existing Investment Sub-Adviser: Franklin Advisers, Inc., and to change the fund name to the JNL/Franklin Templeton Growth Allocation Fund.

2)	To change the investment strategy for the JNL/Mellon Capital European 30 Fund and to change the fund name to the JNL/RAFI® Fundamental Europe Fund.
3)	To change the investment strategy for the JNL/Mellon Capital Pacific Rim 30 Fund and to change the fund name to the JNL/RAFI® Fundamental Asia Developed Fund.
4)	To change fund names as follows:
-JNL/Mellon Capital MSCI KLD 400 Social Index Fund to JNL/Mellon MSCI KLD 400 Social Index Fund
-JNL/Mellon Capital S&P 1500 Growth Index Fund to JNL/Mellon S&P 1500 Growth Index Fund
-JNL/Mellon Capital S&P 1500 Value Index Fund to JNL/Mellon S&P 1500 Value Index Fund
-JNL/Mellon Capital S&P 500 Index Fund to JNL/Mellon S&P 500 Index Fund
-JNL/Mellon Capital S&P 400 MidCap Index Fund to JNL/Mellon S&P 400 MidCap Index Fund
-JNL/Mellon Capital Small Cap Index Fund to JNL/Mellon Small Cap Index Fund
-JNL/Mellon Capital International Index Fund to JNL/Mellon International Index Fund
-JNL/Mellon Capital Bond Index Fund to JNL/Mellon Bond Index Fund
-JNL/Mellon Capital Index 5 Fund to JNL/Mellon Index 5 Fund
-JNL/Mellon Capital Emerging Markets Index Fund to JNL/Mellon Emerging Markets Index Fund
-JNL/Mellon Capital Consumer Staples Sector Fund to JNL/Mellon Consumer Staples Sector Fund
-JNL/Mellon Capital Industrials Sector Fund to JNL/Mellon Industrials Sector Fund
-JNL/Mellon Capital Materials Sector Fund to JNL/Mellon Materials Sector Fund
-JNL/Mellon Capital Real Estate Sector Fund to JNL/Mellon Real Estate Sector Fund
-JNL/Mellon Capital Utilities Sector Fund to JNL/Mellon Utilities Sector Fund
5)	To merge the JNL/Mellon Capital 10 x 10 Fund into the JNL/Mellon Index 5 Fund.
6)
To replace the Investment Sub-Adviser for the JNL/AB Dynamic Asset Allocation Fund with an existing Investment Sub-Adviser, J.P. Morgan Investment Management Inc., and to change the fund name to the JNL/JPMorgan Global Allocation Fund.

7)
To replace the Investment Sub-Adviser for the JNL/Goldman Sachs Core Plus Bond Fund with a new Investment Sub-Adviser, FIAM LLC, and to change the fund name to the JNL/Fidelity Institutional Asset Management® Total Bond Fund.

8)	To add the following new funds and respective Investment Sub-Advisers:
-JNL/AQR Large Cap Defensive Style Fund (Existing Investment Sub-Adviser: AQR Capital Management, LLC);
-JNL/BlackRock Advantage International Fund (Existing Investment Sub-Adviser: BlackRock Investment Management, LLC);
-JNL/DFA International Core Equity Fund (Existing Investment Sub-Adviser: Dimensional Fund Advisors LP);
-JNL/RAFI® Multi-Factor U.S. Equity Fund (Existing Investment Sub-Adviser: Mellon Corporation); and
-JNL/RAFI® Fundamental U.S. Small Cap Fund (Existing Investment Sub-Adviser: Mellon Corporation).
9)	To reflect other changes.

If you have any questions, please contact me at 517-367-4336.

Sincerely,

/s/ Susan S. Rhee

Susan S. Rhee
Vice President, Chief Legal Officer & Secretary

encs.